Exhibit 99.5

NEWS RELEASE

Lithium Americas Reports Second Quarter 2022 Results

July 28, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported financial and operating results for the second quarter ended June 30, 2022.

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•	Construction continues to progress towards production with key areas of the processing plant preparing to commence commissioning shortly.
o	33kv power line, gas pipeline and the water systems were completed and commissioned.
o	Over 1,650 workers on site with team beginning to transition from construction to operations.
•

With construction over 90% complete, focus has shifted to prioritize production over completion of all purification circuits. As a result, a portion of the purification process designed to achieve battery-quality is being deferred until early 2023.

•	In late May 2022, the site achieved a milestone of 6,000,000 total person hours without a lost time injury.
•

As of June 30, 2022, 88%, or $653 million, of the $741 million capital budget has been spent. The Company continues to monitor the high inflationary environment in Argentina but does not expect any impact on the Company’s funding requirements for the project to reach production.

•	The development analysis on the second stage expansion of at least 20,000 tonnes per annum of lithium carbonate equivalent continues to advance with development of the wellfield underway.

Pastos Grandes

•	In June 2022, the Company approved a development plan and a budget of approximately $30 million to advance Pastos Grandes towards a construction decision.

United States

Thacker Pass

•

On June 28, 2022, the State Environmental Commission unanimously rejected an appeal of the February 2022 issuance of a Water Pollution Control Permit for Thacker Pass by the Nevada Department of Environmental Protection.

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On July 20, 2022, the Company’s Lithium Technical Development Center (“LiTDC”) was officially opened in a ceremony attended by the Company’s leadership team, Nevada Governor and University of Nevada, Reno President.

o	LiTDC replicates Thacker Pass’ flowsheet from raw ore to final product in an integrated process.
o	Battery-quality lithium carbonate samples are being produced for potential customers and partners.
•

An appeal on the Record of Decision is moving forward with briefings scheduled to be complete August 11, 2022, and a final decision expected shortly thereafter. The Company has all permits to commence construction.

•	Early-works construction is on track to commence in 2022. Cultural assessment work was successfully completed in mid-July.

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The Company has issued a request for proposal from engineering, procurement and construction management firms to perform detailed engineering, execution planning and construction management services for Thacker Pass.

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Analysis is being completed with a leading international environmental engineering consulting firm to determine expected carbon intensity and water utilization, based on current feasibility study planning work.

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The Company continues to progress the U.S. Department of Energy Advanced Technology Vehicles Manufacturing loan program application, which is expected to fund the majority of Thacker Pass’ capital costs.

Corporate

•	As at June 30, 2022, the Company had $441 million in cash and cash equivalents with an additional $75 million in available credit.
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On April 28, 2022, the Company entered into an agreement to acquire a 5% stake in Green Technology Metals Limited (ASX: GT1), a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada.

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On July 19, 2022, the Company published a 2021 Environment, Social, Governance and Safety (ESG-S) Report themed Enabling Transition, highlighting the Company’s ESG-S practices and overall progress made over the past two years (reporting period of January 1, 2020 to December 31, 2021).

•	The Company continues to explore a separation of its US and Argentina operations. While no final decision has been made, the Company is exploring structuring alternatives to effect the separation.

TECHNICAL INFORMATION

The Technical Information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Chief Technical Officer of Lithium Americas, and a Qualified Person as defined by National Instrument 43-101.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarter ended June 30,
	2022	2021
	$	$
Expenses	(90.3)	(13.0)
Net loss	(16.6)	(19.3)
Loss per share – basic	(0.12)	(0.16)

(in US$ million)	As at June 30, 2022	As at December 31, 2021
	$	$
Cash and cash equivalents	440.8	510.6
Total assets	1,043.5	817.3
Total long-term liabilities	(221.4)	(272.8)

During the six months ended June 30, 2022, total assets increased primarily due to the acquisition of Millennial Lithium. Total long-term liabilities decreased due to $31.2 million decrease in fair value of convertible senior notes derivative liability and repayment of $24.7 million limited recourse loan facility balance and accumulated interest.

The lower net loss in Q2 2022 compared to Q2 2021 is primarily attributable to $81.6 million gain on change in fair value of convertible notes derivative driven by a decrease in market value of the Company’s shares, partially offset with $71.5 million share of loss of Cauchari-Olaroz Project as a result of foreign exchange loss on the project’s loans.

This news release should be read in conjunction with Lithium Americas’ condensed consolidated interim financial statements and management's discussion and analysis for the six months ended June 30, 2022, which are available on the Company’s website and SEDAR. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project, the Thacker Pass project and the Pastos Grandes project, including timing, progress, construction, milestones, scale, anticipated production and results thereof; timing for commissioning of the Caucharí-Olaroz project, plans to prioritize commissioning and the expected timing to complete deferred construction items as a result of such prioritization; the Company’s ability to fund its development programs through debt or equity financing, including through government loan programs, and the expected outcome of debt or other financing strategies the Company is pursuing, including the Advanced Technology Vehicles Manufacturing loan program application; expectations concerning completion of a feasibility study for the Thacker Pass project and that testing of the Thacker Pass flowsheet at the Lithium Technical Center to support the feasibility study will be successful; expected timing and outcome of litigation or regulatory processes concerning the Thacker Pass project; expected outcome and timing of environmental surveys and analysis, permit applications and other environmental matters; expected expenditures to be made by the Company on its properties, inflationary impacts on such expenditures and the Company’s ability to remain fully funded for its share of such expenditures; the potential for partnership and financing scenarios for the Thacker Pass project; and the proposed separation of the Company’s business, its structure and completion thereof.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: current technological trends; the Company’s ability to fund, advance and develop its projects, including results therefrom and timing thereof; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project, significant increases to such estimates and ability to finance any such increases; a cordial business relationship between the

Company and its strategic partners, including Ganfeng Lithium for the Caucharí-Olaroz project; ability of the Company to fund, advance and develop its projects and raise additional capital as needed; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and resolving any complaints or litigation concerning such environmental permitting processes; realizing on the expected benefits from previous transactions with existing or new partners, or for debt or equity financing; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s ability to produce high purity battery grade lithium products; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; ability to attract and retain skilled talent in a competitive hiring environment; currency exchange and interest rates; general economic conditions, including inflationary conditions and their impact on the Company, its contractors and suppliers; the feasibility and costs of proposed project designs and plans; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass project; stable and supportive legislative, regulatory and community environments in the jurisdictions where the Company operates; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including costs of litigation and regulatory processes, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project, and any expansion scenario; technological advancements and changes; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project; the impact of COVID-19 on the Company’s operations, timelines and budgets; that pending patent applications are approved; government regulation of mining operations and treatment under governmental and taxation regimes; accuracy of development budget and construction estimates; successful integration of acquired businesses and projects; expected benefits from investments made in third parties; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; and stock market conditions generally.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, changes in budget estimation, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, including the outcome of the Company’s loan application with the U.S. Department of Energy, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, changes in public perception concerning mining projects generally and opposition thereto, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation and regulatory processes concerning the Company’s projects, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, risks associated with climate change and its impact on the Company’s projects and operations, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, cybersecurity risks, economic conditions, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.